UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Shiloh Industries, Inc.

(Exact name of registrant as specified in charter)

Delaware	0-21964	51-0347683
(State of other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

880 Steel Drive, Valley City, Ohio 44280

(Address of principal executive offices) (Zip Code)

Amy Floraday, Vice President, Legal and Corporate Secretary 734-738-1311

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report of Shiloh Industries, Inc. (the “Company”) for the reporting period January 1, 2019 to December 31, 2019 is filed herewith as Exhibit 1.01 and is also available at https://shiloh.com/investors/reports-and-filings/. The website and information accessible through it are not incorporated into this specialized disclosure report.

Item 1.02 Exhibit

The Company's Conflict Mineral Report required by Item 1.02 is filed herewith as Exhibit 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SHILOH INDUSTRIES, INC.
		By:	/s/ Cloyd J. Abruzzo
Name: Cloyd J. Abruzzo
Date:	June 1, 2020		Title: Interim President and Chief Executive Officer